Filed by EnLink Midstream, LLC

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

EnLink Midstream Partners, LP (Commission File No. 001-36340)

EnLink Midstream Partners, LP and EnLink Midstream, LLC issued the following press release:

FOR IMMEDIATE RELEASE

DECEMBER 10, 2018

Investor Relations: Kate Walsh, Vice President of Investor Relations, 214-721-9696, kate.walsh@enlink.com

Media Relations: Jill McMillan, Vice President of Public & Industry Affairs, 214-721-9271, jill.mcmillan@enlink.com

EnLink Midstream Announces Details for Special Meeting to Vote on Proposed Simplification Transaction

DALLAS, December 10, 2018 — The EnLink Midstream companies (EnLink), EnLink Midstream Partners, LP (NYSE: ENLK) (the Partnership or ENLK) and EnLink Midstream, LLC (NYSE: ENLC) (the General Partner of ENLC), today announced that a special meeting of ENLK’s unitholders will be held on January 23, 2019, to consider and vote upon the previously announced merger agreement whereby ENLC will acquire all outstanding common units of ENLK not already owned by ENLC in a unit-for-unit exchange transaction to simplify its corporate structure.

The special meeting of ENLK unitholders will be held on January 23, 2019, at 10 a.m. Central Time, at 1722 Routh St., First Floor Conference Center, Dallas, Texas 75201. All holders of record of ENLK’s common units or ENLK’s Series B Cumulative Convertible Preferred Units (Series B Units) as of the close of business on December 18, 2018, which is the record date for the special meeting, are entitled to vote at the meeting.

ENLC and ENLK expect the simplification transaction to close in late January 2019, subject to certain closing conditions under the terms of the merger agreement, including receipt of the required approval by ENLK’s unitholders at the special meeting and the satisfaction of other customary closing conditions.

In addition, EnLink today announced that ENLC’s registration statement on Form S-4 relating to the simplification transaction has been declared effective as of December 10, 2018, by the Securities and Exchange Commission (SEC). Important information about the simplification transaction and the special meeting of ENLK unitholders is included in the joint information statement/proxy statement/prospectus, which has been filed with the SEC and which will be mailed on or about December 10, 2018, to unitholders of ENLK and to unitholders of ENLC.

ENLK unitholders who have questions about the merger or the special meeting (or who would like additional copies of the joint information statement/proxy statement/prospectus or additional proxy cards or who need assistance with voting) should contact ENLK’s proxy solicitor, MacKenzie Partners, Inc., toll-free at 800-322-2885.

About the EnLink Midstream Companies

EnLink provides integrated midstream services across natural gas, crude oil, condensate, and NGL commodities. EnLink operates in several top U.S. basins and is strategically focused on the core growth areas of the Permian’s Midland and Delaware basins, Oklahoma’s Midcontinent, and Louisiana’s Gulf Coast. Headquartered in Dallas, EnLink is publicly traded through EnLink Midstream,

LLC (NYSE: ENLC), the General Partner, and EnLink Midstream Partners, LP (NYSE: ENLK), the Master Limited Partnership. Visit www.EnLink.com for more information on how EnLink connects energy to life.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Although these statements reflect the current views, assumptions, and expectations of our management, the matters addressed herein involve certain assumptions, risks, and uncertainties that could cause actual activities, performance, outcomes, and results to differ materially than those indicated herein. Therefore, you should not rely on any of these forward-looking statements. All statements, other than statements of historical fact, included in this press release constitute forward looking statements, including but not limited to statements identified by the words “forecast,” “may,” “believe,” “will,” “should,” “plan,” “predict,” “anticipate,” “intend,” “estimate,” and “expect” and similar expressions. Such forward-looking statements include, but are not limited to, statements about the proposed transaction, the expected consideration to be received in connection with the closing of the proposed transaction, the timing of the unitholder meeting, the timing of the consummation of the proposed transaction, if it will be consummated at all, whether the structure resulting from the proposed simplification transaction will simplify the corporate structure, and other statements that are not historical facts.  Such statements are subject to a number of assumptions, risks, and uncertainties, many of which are beyond the control of ENLK and ENLC, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements.  These and other applicable uncertainties, factors, and risks are described more fully in ENLK’s and ENLC’s filings with the Securities and Exchange Commission (“SEC”), including ENLK’s and ENLC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Neither ENLK nor ENLC assumes any obligation to update any forward-looking statements.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction referred to in this press release, on November 8, 2018, ENLC filed with the SEC a registration statement on Form S-4, as amended on December 6, 2018, that included a preliminary joint information statement and proxy statement of ENLC and ENLK and that also constitutes a preliminary prospectus of ENLC. The registration statement was declared effective by the SEC on December 10, 2018. ENLK and ENLC commenced mailing the definitive joint information statement/proxy statement/prospectus to their respective unitholders on or about December 10, 2018. This press release is not a substitute for the joint information statement/proxy statement/prospectus or registration statement or for any other document that ENLC or ENLK may file with the SEC and send to ENLC’s and/or ENLK’s unitholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ENLC AND ENLK ARE URGED TO READ THE JOINT INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the joint information statement/proxy statement/prospectus and other documents filed with the SEC by ENLC or ENLK through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ENLC and ENLK will be available free of charge on ENLC’s and ENLK’s website at www.enlink.com, in the “Investors” tab, or by contacting ENLC’s and ENLK’s Investor Relations Department at 214-721-9696.

Participants in the Solicitation

ENLC and the directors and executive officers of the managing member of ENLC and the directors and executive officers of the general partner of ENLK may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of the managing member of ENLC may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018. Information about the directors and executive officers of the general partner of ENLK may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

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